

November 4, 2022

Roy Smythe
Chief Executive Officer
SomaLogic, Inc.
2945 Wilderness Place
Boulder, CO 80301

>   **Re: SomaLogic, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed October 31, 2022**
>   **File No. 333-268066**

Dear Roy Smythe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Nalbantian at 202-551-7470 with any questions.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Trade & Services

cc: Tyler Mark